EXHIBIT 11

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET INCOME (LOSS)

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,
	2004	2005	2006	2007	2008
Income (loss) from continuing operations	$(300,864)	$(391,743)	$(47,550)	$(222,813)	$(48,858)
Dividends on preferred stock	(38,618)	(37,354)	(20,806)	(20,805)	(20,806)
Losses on purchases of preferred stock	—	(12,002)	—	—	—

Income (loss) from continuing operations applicable to common stock for basic and diluted computations	(339,482)	(441,099)	(68,356)	(243,618)	(69,664)
Income (loss) from discontinued operations	534,688	848	5,657	—	—
Cumulative effect of change in accounting principle	—	(9,031)	—	—	—

Net income (loss) applicable to common stock for basic and diluted computations	$195,206	$(449,282)	$(62,699)	$(243,618)	$(69,664)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	221,693	217,759	207,245	279,937	282,007

Per common share—basic and diluted:
Income (loss) from continuing operations	$(1.54)	$(2.02)	$(0.33)	$(0.87)	$(0.25)
Income (loss) from discontinued operations	2.42	—	0.03	—	—
Cumulative effect of change in accounting principle	—	(0.04)	—	—	—

Net income (loss)	$0.88	$(2.06)	$(0.30)	$(0.87)	$(0.25)